SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Oasis Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

67420T 206

(CUSIP Number)

Nickolas J. Lorentzatos

1001 Fannin Street, Suite 1500, Houston TX 77002

Tel: (281) 404-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67420T 206	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS OMS Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,875,000 units*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,875,000 units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,875,000 units**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.6%**
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

*	Consists of 5,125,000 common units and 13,750,000 subordinated units representing limited partner interests in Oasis Midstream Partners LP. OMS Holdings LLC may also be deemed to be the indirect beneficial owner of a large portion of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) through its controlling interest in OMP GP LLC. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Oasis Midstream Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Oasis Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2017.
**	Based on a total of 12,625,000 common units and 13,750,000 subordinated units outstanding as of September 29, 2017.

CUSIP No. 67420T 206	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS Oasis Petroleum LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,875,000 units*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,875,000 units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,875,000 units**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.6%**
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

*	Consists of 5,125,000 common units and 13,750,000 subordinated units representing limited partner interests in Oasis Midstream Partners LP, held of record by OMS Holdings LLC, a wholly owned subsidiary of Oasis Petroleum LLC. Oasis Petroleum LLC may also be deemed to be the indirect beneficial owner of a large portion of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) through OMS Holdings LLC’s controlling interest in OMP GP LLC. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Oasis Midstream Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Oasis Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2017.
**	Based on a total of 12,625,000 common units and 13,750,000 subordinated units outstanding as of September 29, 2017.

CUSIP No. 67420T 206	13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS Oasis Petroleum Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,875,000 units*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,875,000 units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,875,000 units**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.6%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Consists of 5,125,000 common units and 13,750,000 subordinated units representing limited partner interests in Oasis Midstream Partners LP, held of record by OMS Holdings LLC, a wholly owned subsidiary of Oasis Petroleum LLC, a wholly owned subsidiary of Oasis Petroleum Inc. Oasis Petroleum Inc. may also be deemed to be the indirect beneficial owner of a large portion of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) through OMS Holdings LLC’s controlling interest in OMP GP LLC . The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Oasis Midstream Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Oasis Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2017.
**	Based on a total of 12,625,000 common units and 13,750,000 subordinated units outstanding as of September 29, 2017.

Schedule 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Schedule 13D”) because, due to certain affiliations and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Issuer (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1) promulgated pursuant to the Act, the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D, a copy of which is annexed hereto as Exhibit A.

Item 1. Security and Issuer

This Schedule 13D relates to the common units representing limited partner interests (the “common units”) and subordinated units representing limited partner interests (the “subordinated units,” and together with the common units, the “units”), of Oasis Midstream Partners LP, a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 1001 Fannin Street, Suite 1500, Houston, Texas 77002.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly by each of the following persons:

(i) OMS Holdings LLC, a Delaware limited liability company (“OMS Holdings”);

(ii) Oasis Petroleum LLC, a Delaware limited liability company (“Oasis Petroleum”);

(iii) Oasis Petroleum Inc., a Delaware corporation (“OAS” and together with OMS Holdings and Oasis Petroleum, the “Reporting Persons”);

OAS is a public company and owns 100% of the equity interests of Oasis Petroleum. Oasis Petroleum owns 100% of the equity interests of OMS Holdings. OMS Holdings also owns 100% of the Class A Units of OMP GP LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), which possesses all of the management rights and approximately 90% of the economic benefits associated with the General Partner. The General Partner owns all of the incentive distribution rights in the Issuer (the “incentive distribution rights”).

OMS Holdings is a limited partner of the Issuer and the record holder of 5,125,000 common units and 13,750,000 subordinated units, representing a 71.6% limited partner interest.

(b) The address of the principal office of each of the Reporting Persons is 1001 Fannin Street, Suite 1500, Houston, Texas 77002.

(c) The name, residence or business address and present principal occupation or employment of each director and executive officer of each of the Reporting Persons are listed on Schedule I hereto.

(i) OMS Holdings’ principal business is to hold equity interests in certain subsidiaries that own certain gas gathering, crude oil gathering, produced water gathering, freshwater distribution and crude oil transportation assets as a wholly owned subsidiary of Oasis Petroleum, to hold common units and subordinated units, and to hold equity interests in the General Partner;

(ii) Oasis Petroleum’s principal business is to engage in certain crude oil and natural gas exploration and production activities as a wholly owned subsidiary of OAS and to hold equity interests in OMS Holdings;

(iii) OAS’s principal business is crude oil and natural gas exploration and production and to hold equity interests in its subsidiaries, including Oasis Petroleum;

(d) During the last five years, none of the Reporting Persons nor any directors and executive officers of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I as a director or executive officer of OMS Holdings, Oasis Petroleum or OAS has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In connection with the consummation of the Issuer’s initial public offering (the “Offering”) on September 25, 2017, the Issuer entered into a Contribution Agreement (the “Contribution Agreement”) by and among the Issuer, Oasis Petroleum, OMS Holdings, Oasis Midstream Services LLC, a Delaware limited liability company (“OMS”), the General Partner and OMP Operating LLC, a Delaware limited liability company (“OMP Operating”), whereby, concurrently with the closing of the Offering, OAS caused OMS to contribute to OMP Operating a 100% limited liability company interest in Bighorn DevCo LLC, a Delaware limited liability company, a 10% controlling limited liability company interest in Bobcat DevCo LLC, a Delaware limited liability company, and a 40% controlling limited liability company interest in Beartooth DevCo LLC, a Delaware limited liability company, which collectively own certain midstream infrastructure assets developed by OAS in the Williston Basin of North Dakota and Montana, in exchange for (i) the issuance by the Issuer to OMS Holdings of 5,125,000 common units, 13,750,000 subordinated units, (ii) a distribution of approximately $113.9 million, (iii) the right to receive the Deferred Issuance and Distribution (as defined in the Contribution Agreement) and (iv) the issuance to the General Partner of all of the incentive distribution rights.

Upon the termination of the subordination period as set forth in the Amended and Restated Agreement of Limited Partnership of the Issuer, dated September 25, 2017 (the “Partnership Agreement”), the subordinated units are convertible into common units on a one-for-one basis.

On September 25, 2017, certain Covered Persons acquired with personal funds, beneficial ownership of common units through the Issuer’s directed unit program at the initial public offering price of $17.00 per common unit, as noted on Schedule I attached hereto.

Item 4. Purpose of Transaction

The Reporting Persons acquired the units reported herein solely for investment purposes as partial consideration for the assets and operations contributed by the Reporting Persons or their affiliates to the Issuer in connection with the Offering. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in
Item 4(a)-(j) of Schedule 13D:

(a) The subordinated units owned of record by OMS Holdings are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The Issuer may grant unit options, unit appreciation rights, restricted units, unit awards, phantom units, distribution equivalent rights, cash awards, performance awards, other unit-based awards and substitute awards to employees and directors of the General Partner and its affiliates pursuant to the Issuer’s 2017 Long Term Incentive Plan adopted by the General Partner. The General Partner may acquire common units to issue pursuant to the 2017 Long Term Incentive Plan on the open market, directly from the Issuer, from other Reporting Persons, or otherwise.

(b) None.

(c) None.

(d) The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by OAS. Some of the executive officers and directors of OAS, Oasis Petroleum and OMS Holdings also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. Through its indirect ownership of the General Partner, OAS has the right to elect the General Partner’s entire board of directors. The Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner, other than to potentially appoint one or more additional independent directors.

(e) The Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the issuer.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

(a)-(b) The following disclosure assumes that there are a total of 12,625,000 common units and 13,750,000 subordinated units of the Issuer, which are the number of common units and subordinated units of the Issuer outstanding following the Offering, based on the Issuer’s filing pursuant to Rule 424(b)(4) on September 22, 2017 with the SEC.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 5,125,000 common units and 13,750,000 subordinated units of the Issuer, which constitutes approximately 71.6% of the outstanding common units and subordinated units of the Issuer. The Reporting Person have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 5,125,000 common units and 13,750,000 subordinated units of the Issuer.

(c) Except as set forth in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Issuer’s common units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule I for the information applicable to the Covered Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

The Partnership Agreement

The General Partner, as the sole general partner of the Issuer, and OMS Holdings, as the organizational limited partner of the Issuer, are party to the Partnership Agreement.

Cash Distributions

The Issuer’s cash distribution policy will require it to pay cash distributions at an initial distribution rate of $0.3750 per common unit per quarter ($1.50 per common unit on an annualized basis) to the extent the Issuer has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to its general partner and its affiliates. The Issuer calls this quarterly distribution amount the “minimum quarterly distribution,” and the Issuer’s ability to pay it is subject to various restrictions and other factors. The Issuer will adjust the minimum quarterly distribution for the period ending December 31, 2017 by an amount that covers the period from the closing of the Offering through September 30, 2017 based on the actual number of days in that period.

The Issuer’s Partnership Agreement generally provides that the Issuer distribute cash each quarter during the subordination period in the following manner:

•	first, to the holders of common units, until each common unit has received the minimum quarterly distribution of $0.3750 plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $0.3750; and

•	third, to the holders of common units and subordinated units pro rata until each has received a distribution of $0.43125.

If cash distributions to the unitholders exceed $0.43125 per common unit and subordinated unit in any quarter, the unitholders and the General Partner, as the holder of the incentive distribution rights, will receive increasing percentages, up to 50%, of the cash the Issuer distributes in excess of that amount.

Conversion of Subordinated Units

The principal difference between the common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. The subordinated units will not accrue arrearages.

The subordination period will end on the first business day after the Issuer has earned and paid an aggregate amount of at least $1.50 (the minimum quarterly distribution on an annualized basis) multiplied by the total number of outstanding common and subordinated units for each of three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2020 and there are no outstanding arrearages on the common units. Notwithstanding the foregoing, the subordination period will end on the first business day after the Issuer has paid an aggregate amount of at least $2.25 (150.0% of the minimum quarterly distribution on an annualized basis) multiplied by the total number of outstanding common and subordinated units and the related distribution on the incentive distribution rights, for any four-quarter period ending on or after December 31, 2018 and there are no outstanding arrearages on the common units. When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units will thereafter no longer be entitled to arrearages.

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of units on terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner controls the Issuer and the unitholders have only limited voting rights. Unitholders have no right to appoint the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s units, including units owned by the General Partner and its affiliates. Because OMS Holdings owns 71.6% of the Issuer’s units, it has the ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding common units, the General Partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by the General Partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed.

Registration Rights

The Issuer has agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

The General Partner’s Limited Liability Company Agreement

Under the Amended and Restated Limited Liability Company Agreement of the General Partner (the “GP LLC Agreement”), OMS Holdings has the right to elect the members of the board of directors of the General Partner.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on September 29, 2017, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the GP LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the GP LLC Agreement filed as Exhibit 3.6 to the Issuer’s Registration Statement (Registration No. 333-217976), initially filed with the Commission on May 12, 2017, which is incorporated in its entirety in this Item 6.

Registration Rights Agreement

In connection with the registration rights agreement by and among the Issuer and OMS Holdings (the “Registration Rights Agreement”), dated September 25, 2017, the Issuer may be required to register the sale of the (i) common units issued (or issuable) to OMS Holdings pursuant to the Contribution Agreement, (ii) subordinated units and (iii) common units issuable upon conversion of subordinated units pursuant to the terms of the Partnership Agreement (collectively, the “Registrable Securities”) it holds. Under the Registration Rights Agreement, OAS has the right to request that the Issuer register the sale of Registrable Securities held by OMS Holdings, and OMS Holdings will have the right to require the Issuer to make available shelf registration statements permitting sales of Registrable Securities into the market from time to time over an extended period, subject to certain limitations. Pursuant to the Registration Rights Agreement and the Partnership Agreement, the Issuer may be required to undertake a future public or private offering and use the proceeds (net of underwriting or placement agency discounts, fees and commissions, as applicable) to redeem an equal number of common units from OMS Holdings. In addition, the Registration Rights Agreement gives OMS Holdings “piggyback” registration rights under certain circumstances. The Registration Rights Agreement also includes provisions dealing with indemnification and contribution and allocation of expenses. All of the Registrable Securities held by OMS Holdings and any permitted transferee will be entitled to these registration rights.

The Underwriting Agreement

In connection with the Underwriting Agreement, by and among the Issuer, the General Partner and Morgan Stanley & Co. LLC and the other underwriters named therein, dated September 20, 2017, relating to the Offering (the “Underwriting Agreement”), OMS Holdings, certain of its affiliates and the executive officers and directors of the General Partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of the Underwriting Agreement. References to, and descriptions of, the Underwriting Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on September 22, 2017, which is incorporated in its entirety in this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B	Amended and Restated Agreement of Limited Partnership of Oasis Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on September 29, 2017 and incorporated herein by reference).

Exhibit C	Amended and Restated Limited Liability Company Agreement of OMP GP LLC (incorporated by reference to Exhibit 3.6 to the Issuer’s registration statement on Form S-1 (File No. 333-217976) initially filed with the Commission on May 12, 2017 and incorporated herein by reference).

Exhibit D	Contribution Agreement, dated as of September 25, 2017, by and among Oasis Midstream Partners LP, Oasis Petroleum LLC, OMS Holdings LLC, Oasis Midstream Services LLC, OMP GP LLC and OMP Operating LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-38212) filed with the Commission on September 29, 2017).

Exhibit E	Registration Rights Agreement, dated as of September 25, 2017, by and between Oasis Midstream Partners LP and OMS Holdings LLC (incorporated by reference to Exhibit 10.9 of the Issuer’s Current Report on Form 8-K (File No. 001-38212) filed with the Commission on September 29, 2017).

Exhibit F	Underwriting Agreement, dated September as of 20, 2017, by and among Oasis Midstream Partners LP, OMP GP LLC and Morgan Stanley & Co. LLC, as the sole representative of the several underwriters named in Schedule I thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on September 22, 2017 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2017

OASIS PETROLEUM INC.

/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

OASIS PETROLEUM LLC

/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

OMS HOLDINGS LLC

/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

SCHEDULE I

The name and business address of each of the executive officers and directors of OMS Holdings LLC, Oasis Petroleum LLC and Oasis Petroleum Inc. are also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer, OMS Holdings LLC, Oasis Petroleum LLC or Oasis Petroleum Inc.).

Officers of OMS Holdings LLC

Thomas B. Nusz

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Director and Chief Executive Officer of Oasis Petroleum Inc. and Chairman of the Board of OMP GP LLC

Citizenship: USA

Amount Beneficially Owned: 5,000 common units (1)

Taylor L. Reid

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Director, President and Chief Operating Officer of Oasis Petroleum Inc. and Chief Executive Officer and Director of OMP GP LLC

Citizenship: USA

Amount Beneficially Owned: 20,000 common units (2)

Michael H. Lou

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Chief Financial Officer and Executive Vice President of Oasis Petroleum Inc. and President and Director of OMP GP LLC

Citizenship: USA

Amount Beneficially Owned: 25,000 common units (3)

Nickolas J. Lorentzatos

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Executive Vice President, General Counsel and Corporate Secretary of Oasis Petroleum Inc. and Executive Vice President, General Counsel and Corporate Secretary and Director of OMP GP LLC

Citizenship: USA

Amount Beneficially Owned: 5,900 common units (4)

Officers of Oasis Petroleum LLC

Thomas B. Nusz

(see above)

Taylor L. Reid

(see above)

Michael H. Lou

(see above)

Nickolas J. Lorentzatos

(see above)

Officers of Oasis Petroleum Inc.

Thomas B. Nusz

(see above)

Taylor L. Reid

(see above)

Michael H. Lou

(see above)

Nickolas J. Lorentzatos

(see above)

Directors of Oasis Petroleum Inc.

Thomas B. Nusz

(see above)

Taylor L. Reid

(see above)

William J. Cassidy

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Director of Oasis Petroleum Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Ted Collins, Jr.

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Director of Oasis Petroleum Inc.

Citizenship: USA

Amount Beneficially Owned: 25,000 common units (5)

John E. Hagale

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Director of Oasis Petroleum Inc.

Citizenship: USA

Amount Beneficially Owned: 10,000 common units (6)

Michael McShane

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Director of Oasis Petroleum Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Bobby S. Shackouls

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Director of Oasis Petroleum Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Douglas E. Swanson, Jr.

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Director of Oasis Petroleum Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

(1) On September 25, 2017, Mr. Nusz purchased 5,000 units pursuant to the Issuer’s directed unit program.

(2) On September 25, 2017, Mr. Reid purchased 20,000 units pursuant to the Issuer’s directed unit program.

(3) On September 25, 2017, Mr. Lou purchased 25,000 units pursuant to the Issuer’s directed unit program.

(4) On September 25, 2017, Mr. Lorentzatos purchased 5,900 units pursuant to the Issuer’s directed unit program.

(5) On September 25, 2017, Mr. Collins purchased 25,000 units pursuant to the Issuer’s directed unit program.

(6) On September 25, 2017, Mr. Hagale purchased 10,000 units pursuant to the Issuer’s directed unit program.

Index to Exhibits

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B	Amended and Restated Agreement of Limited Partnership of Oasis Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on September 29, 2017 and incorporated herein by reference).

Exhibit C	Amended and Restated Limited Liability Company Agreement of OMP GP LLC (incorporated by reference to Exhibit 3.6 to the Issuer’s registration statement on Form S-1 (File No. 333-217976) initially filed with the Commission on May 12, 2017 and incorporated herein by reference).

Exhibit D	Contribution Agreement, dated as of September 25, 2017, by and among Oasis Midstream Partners LP, Oasis Petroleum LLC, OMS Holdings LLC, Oasis Midstream Services LLC, OMP GP LLC and OMP Operating LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-38212) filed with the Commission on September 29, 2017).

Exhibit E	Registration Rights Agreement, dated as of September 25, 2017, by and between Oasis Midstream Partners LP and OMS Holdings LLC (incorporated by reference to Exhibit 10.9 of the Issuer’s Current Report on Form 8-K (File No. 001-38212) filed with the Commission on September 29, 2017).

Exhibit F	Underwriting Agreement, dated as of September 20, 2017, by and among Oasis Midstream Partners LP, OMP GP LLC and Morgan Stanley & Co. LLC, as the sole representative of the several underwriters named in Schedule I thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on September 22, 2017 and incorporated herein by reference).